News

Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM’S ONE-FOR-FOUR REVERSE SHARE SPLIT
TO BECOME EFFECTIVE ON JUNE 16th

TEL AVIV, Israel—June 5, 2008—RADCOM Ltd. (“RADCOM” or the “Company”) (NASDAQ and TASE: RDCM) today announced that it has secured all required authorizations from its shareholders, NASDAQ and the Tel Aviv Stock Exchange, and that it will execute a one-for-four reverse share split of its outstanding Ordinary Shares on June 16, 2008. On that date, the Company’s shares will begin trading under the symbol RDCMD for a period of 20 trading days, and then will return to RDCM.

After the reverse split, the number of the Company’s authorized Ordinary Shares will decrease from 39,990,680 to 9,997,670 Ordinary Shares and the number of Ordinary Shares outstanding will decrease from 20,303,638 to 5,075,910, reflecting the rounding of fractional shares.

The Company believes that this reverse share split will enable it to regain compliance with the minimum bid price requirement of $1.00 and therefore to continue to be listed on the NASDAQ Capital Market. The Company believes that continued listing on the NASDAQ Capital Market will enable the Company to have greater access to public capital markets and will afford the Company’s shareholders greater liquidity with respect to their shareholdings in the Company.

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About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.